September 12, 2018

Via E-mail
Nathan J. Duda
Chief Financial Officer
California Republic Funding LLC
18400 Von Karman Avenue, Suite 1100
Irvine, CA 92612

       Re:    California Republic Auto Receivables Trust 2014-4
              California Republic Auto Receivables Trust 2015-1
              California Republic Auto Receivables Trust 2015-2
              California Republic Auto Receivables Trust 2015-3
              Forms 10-K for Fiscal Year Ended December 31, 2017
              Filed March 30, 2018
              File Nos. 333-199204-01, 333-199204-02, 333-199204-03 and
333-199204-04

Dear Mr. Duda:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          /s/ Rolaine S.
Bancroft

                                                          Rolaine S. Bancroft
                                                          Senior Special
Counsel
                                                          Office of Structured
Finance


cc:    John DeCero
       Siegfried P. Knopf